UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-41354
NOTIFICATION OF LATE FILING	CUSIP NUMBER 159610104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Charge Enterprises, Inc.

Full Name of Registrant

Former Name if Applicable

125 Park Avenue, 25th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Charge Enterprises, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the period ended December 31, 2023 (the “Form 10-K”) within the prescribed time period provided by the applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense for the reasons set forth below.

As previously disclosed, on March 7, 2024, the Company filed a voluntary petition to commence proceedings (the “Chapter 11 Case”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) pursuant to Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).

In addition, on February 27, 2024, the Company entered into a Restructuring Support Agreement (the “RSA”) with two affiliate entities of Arena Investors, LP (“Arena”).  The RSA provides for a comprehensive restructuring of the Company (the “Restructuring Transactions”) to be implemented through the Chapter 11 Case by the Company in the Bankruptcy Court pursuant to Chapter 11 of the Bankruptcy Code. Arena will provide debtor-in-possession financing (“DIP Financing”) to the Company which provides the Company with limited capital resources during the Chapter 11 Case.

Due to the considerable time and resources needed to address the ongoing Chapter 11 Case, and the resulting diversion of the attention of the Company’s management and other personnel responsible for preparation of the Form 10-K, and the limited resources available through the DIP Financing, the Company is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense.  The Company does not have sufficient personnel or external resources necessary for the preparation of the Form 10-K and is unable to estimate whether or when it will be able to complete and file its Form 10-K.

The Company will begin to file monthly operating reports with the Bankruptcy Court related to periods subsequent to February 29, 2024.  Bankruptcy Court filings and other documents related to the Chapter 11 Case are available at a website maintained by the Company's claims agent Epiq at https://dm.epiq11.com/ChargeEnterprises.

Forward-Looking Statements

Certain statements contained in this Form 12b-25 contain forward-looking statements within the meaning of the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the Company’s financial performance and results of operations and the Company’s beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing Chapter 11 Case.  These forward-looking statements reflect the current views, beliefs and expectations of the Company’s management with respect to future events.

The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward looking.  These statements relate to future events, our future operations or financial performance or future liquidity, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.

Important factors that may cause actual results to different materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension period permitted by the rules of the SEC.

Such risks and uncertainties include, but are not limited to, the ability to confirm and consummate a plan of reorganization in accordance with the terms of the RSA; the bankruptcy process, the Company’s ability to obtain approval from the Bankruptcy Court with respect to motions or other requests made to the Bankruptcy Court throughout the course of the Chapter 11 Case; the effects of the Chapter 11 Case on the liquidity, results of operations and business of the Company and its subsidiaries; the possibility and timing of a foreclosure auction of Company assets; the Company’s ability to negotiate with its secured lenders or enter into agreements for strategic alternatives; the Company’s ability to continue as a going concern during the Chapter 11 Case and going forward, the potential for governmental investigations and inquiries, regulatory actions and lawsuits; and other risks discussed in Charge’s filings with the U.S. SEC.

Readers are cautioned that the forgoing list of risks and uncertainties is not exhaustive of the factors that may affect forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this Form 12b-25 speak only as of the date of this filing.  For more information, investors are encouraged to review of public filings with the SEC, including other factors contained in Item 1A, Risk Factors of the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 15, 2023, in the Company’s subsequent Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023, and in other documents that the Company files or furnishes with the SEC.  The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, expect as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

James Biehl	212	921-2100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).         Yes ☒        No ☐

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?         Yes ☐        No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Charge Enterprises, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2024	By	/s/ Leah Schweller
Leah Schweller Chief Financial Officer